January 28th, 2011

Amanasu Environment Corporation
445 Park Avenue Center 10th Floor
New York, NY 10022

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tracey McKoy

Dear Ms. McKoy Please accept this letter as our response to your letter of comment, dated January 27th, 2011. Your letter contained one comment and we will respond to them in order.

1. We have amended our Form 8-K Item 4.02 (a) as requested.

I trust that this response to your letter of comment is satisfactory.

Yours Sincerely,
/s/ Atsushi Maki
Atsushi Maki
Chairman & Chief Executive Officer